FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]          Form 40-F [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]          No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press release dated 3 February 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date:3 February 2003	By:	/s/ Christian Leu

	Name:	Christian Leu
	Title:	Chief Financial Officer

Communication to Investors

No. Contact	01e I Leica Vectronix/Wiltronic Divestments (February 2003) George Aase, Investor Relations Phone +41 (0)71 727 30 64	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems closes strategic divestments

Heerbrugg (Switzerland), February 3, 2003 — Leica Geosystems (SWX: LGSN) today announced that it had signed agreements for the sale of Leica Vectronix AG and Wiltronic AG. In the first transaction, Leica Geosystems closed an agreement with Sagem for the sale of 100% of Leica Vectronix AG, a leading supplier of advanced technologies to defense customers. In a separate transaction, Leica Geosystems closed an agreement with Escatec for the sale of 75% of Wiltronic AG, an electronic component manufacturer. The Company said that it would receive combined cash proceeds of approximately CHF 66 million, and that it would use these proceeds to reduce debt.

“With the completion of these transactions, we have made an important step forward in our divestment program,” said Hans Hess, CEO of Leica Geosystems. “As we have publicly stated, our long-term strategy centers on developing our spatial information measurement activities. After these divestments we will be able to dedicate all our resources into further developing our portfolio of market-leading businesses and expanding our leadership position in Geomatics,” said Hess.

Leica Vectronix AG
 Through the acquisition of Leica Vectronix AG, Sagem, the French high-technology defense and communications group, will acquire Leica Geosystems’ range-finding binocular (VECTOR™), military survey, and night vision instruments product lines. The business will continue to be operated out of Heerbrugg with the existing employee base. “We took a very structured approach to finding the right buyer for this business,” said Hess. “Sagem is the third largest European company in electronics for defense and security with a presence in more than twenty countries. It was important for us to find a new owner for this business that values its long tradition and can develop the operation into an even stronger and more global player in its field,” said Hess.

Wiltronic AG
 Wiltronic AG manufactures high-quality printed circuit boards (PCBA) and other electronic assemblies. Escatec, a Swiss owned and Malaysia based contract manufacturer for electronic and mechatronic products, will acquire a 75% interest in Wiltronic AG and Leica Geosystems will maintain a minority investment of 25%. “Over the past several years, Wiltronic has successfully grown its customer base beyond Leica Geosystems, while remaining our primary supplier for electronic components,” said Hess. “Escatec can continue to develop Wiltronic as part of its global network of companies and at the same time, ensure that Leica Geosystems continues to receive the excellent level of service and quality components as in the past,” concluded Hess.

About Leica Geosystems

Leica Geosystems is the world’s most comprehensive supplier of products and solutions for the capture, modeling and visualization of spatial information. Based in Heerbrugg, Switzerland, the Company has sales organizations in 19 countries around the world, with representation in over 120 countries. Along with the Swiss facilities in Heerbrugg and Unterentfelden, the Company also has development and production subsidiaries in the United States and Singapore. Leica Geosystems employed approximately 2,660 employees prior to the divestment of Leica Vectronix AG and Wiltronic AG.

Leica Geosystems will release third quarter earnings for fiscal year 2002/03 on February 5, 2003 at 18:00 CET and hold its third quarter earnings conference call on February 6, 2003 at 15:00 CET. During the call Leica Geosystems will further explain the impact of these two transactions.

For further information about Leica Geosystems, please refer to the Company’s web site at: www.leica-geosystems.com.

Contact Leica Geosystems:
George AASE, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Schweiz)

Tel (direct) Tel (Central) Internet	+41 71 727 3064 +41 71 727 3131 www.leica-geosystems.com	Fax E-Mail	+41 71 726 5064 investor@leica-geosystems.com

Contact SAGEM:
Hervé PHILIPPE, Senior VP, Chief Financial Officer, SAGEM SA

Tel. +33 1 40 70 62 57 E-mail: herve.philippe@sagem.com	Fax. +33 1 53 23 20 47 Internet: www.sagem.com

Contact ESCATEC:
Christophe ALBIN, Executive Chairman, ESCATEC Sdn Bhd, Free Industrial Zone III, 11900 Bayan Lepas, Penang, Malaysia

Tel: E-Mail	+41-79-210 28 50 albin@eem.com.my	Fax: Internet	+41-21-793 16 52 www.escatec.com

Leica Vectronix AG, is a leading supplier of advanced technologies for application in observation, range and orientation measurement to defense customers globally. Based in Heerbrugg, Switzerland, Leica Vectronix products include the VECTOR™, a high-performance range-finding binocular, military survey and night vision instruments. The company currently has 98 employees in Heerbrugg and 5 employees in Leesburg, Virginia, the headquarters of Leica Technologies, Inc., the company’s US sales organization. Leica Vectronix AG generated approximately CHF 74 million in sales and CHF 12.6 million in EBITDA in fiscal year 2001/02. For further information about Leica Vectronix, please visit the company’s web site at: www.leica-vectronix.com.

Wiltronic AG, until now a wholly owned independent subsidiary of Leica Geosystems, is based in Heerbrugg. The Company is specialized in innovative, individual electronic solutions. Covering a wide range of services, like product development, pcba design, electronic manufacturing services, fast prototyping, logistics and lifetime support, Wiltronic operates locally, serving well-known customers in Switzerland, Austria and the southern part of Germany. Wiltronic has 170 employees and generated revenues of CHF 12 million last fiscal year 2001/02 (excluding sales to Leica Geosystems) with an EBITDA of CHF 3.0 million. For further information about Wiltronic, please visit the company’s web site at: www.wiltronic.com.

SAGEM SA — SAGEM is an internationally based high-technology group. The second largest French group in the field of telecommunications, the third European Company in electronics for defense and security and the world leader in fingerprint-based biometrics, SAGEM maintains a presence in more than 20 countries. For more information, please consult the SAGEM web site: www.sagem.com.

ESCATEC, a Swiss owned group of companies, is a world-class, fully integrated contract manufacturer for electronic and mechatronic products. With headquarters in Penang, Malaysia, Escatec operates six facilities in Asia and America in order to serve global customers, mainly in USA, Canada, Germany, Denmark, France, Finland, Switzerland, UK and the Asia Pacific. Providing services like tool design, tool making, plastic molding, coil winding, metal stamping, electronic manufacturing services, engineering services as well as box building services, the group achieved a turnover of CHF 125 million in 2002 with approximately 1’800 employees. Further information can be found on the Company’s web site at: www.escatec.com.